SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AT&T CANADA INC.
                                                     (Registrant)


Date: July 30, 2002            By: /s/ Scott Ewart
                                   --------------------------------------------
                               Name:  Scott Ewart
                               Title: Senior Vice President, General Counsel,
                                      Secretary & Chief Privacy Officer

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                                     [LOGO]


           AT&T CANADA TAKES STEPS TO STRENGTHEN COMPETITIVE POSITION

             -- CHANGES IN REVISED OPERATING PLAN REFLECT IMPACT OF
                              RECENT CRTC RULING --

            -- DISCUSSIONS UNDERWAY ON RESTRUCTURING OF PUBLIC DEBT;
                       BONDHOLDER LITIGATION SUSPENDED --

TORONTO, JULY 29, 2002 - Consistent with its efforts to position itself as a strong long-term competitor in the Canadian telecommunications marketplace, AT&T Canada (TSX: TEL.B and NASDAQ: ATTC) today announced operating changes designed to achieve the company's goal of a streamlined cost structure and to further focus its resources on those products, services and markets that offer the highest margins and the most effective use of its assets.

These actions are an extension of the initiatives announced by AT&T Canada on May 2nd and reflect decisions the company has made based on its analysis that the May CRTC Price Cap ruling will mean a reduction of its 2002 operating costs by only $15-$20 million.

John McLennan, Vice Chairman and CEO, said, "Using the most positive assumptions, the overall annualized impact of the Price Cap decision on our business is only an approximate 8%-10% reduction in the cost of all the facilities and services that we must buy from the telcos to connect our customers. This compares to the 15%-20% reduction cited by the CRTC. We believe the regulator has significantly overstated the positive impact of this decision on AT&T Canada. AT&T Canada continues to evaluate the possibility of an appeal of the CRTC decision that would address the regulator's responsibility to ensure a competitively cost neutral Canadian telecom market."

McLennan said, "We are working aggressively to take a series of actions that we believe will help position AT&T Canada to be a strong long-term competitor."

Specifically, AT&T Canada said it will:

- Continue to focus on growing its already significant presence in the mid-size and large business segments, and among high-end small businesses;

- Further concentrate its sales and marketing efforts on expanding the company's relationships with existing customers across the full breadth of its

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       product offerings (data, Internet, long distance, local, managed services and IT services);

- Further leverage its operating relationship with AT&T Corp. to provide North American and global telecommunications solutions to the Canadian marketplace;

- Target new customer acquisitions for local service to businesses on our network with mid to large-scale requirements.

Harry Truderung, President and COO, said "Our strategy is simple: to focus on our strength of providing state-of-the-art data, Internet, local and long distance solutions to Canada's leading business customers. This is where we can best build our competitive edge, and where we can stake our claim to the most attractive parts of Canada's telecommunications marketplace. Our ability to compete is demonstrated by the fact that AT&T Canada's customer satisfaction results improved by nine percentage points, despite the changes in the marketplace and our company. We appreciate the support and confidence of our customers and the efforts of our employees over the last few months."

Mr. McLennan added, "These initiatives focus on our strength as the national telecommunications partner of choice to Canada's leading businesses. We will compete with the incumbents where we are strongest and we will de-emphasize pursuing new growth opportunities in products and markets where the current regulatory framework prevents us from competing effectively."

AT&T Canada expects its revised operating plan to produce annual operating cost savings of approximately $10 million through, among other things, a further workforce reduction of approximately 270 positions. These savings are in addition to the $80 million of annual cost savings to be achieved through a series of initiatives, including the reduction of 1,017 positions, announced on May 2, 2002. In conjunction with its plans, the company will reduce its 2002 capital expenditures from $220 million to a target of no more than $170 million.

"In this challenging time for our industry and our company, we are confident we have the operating base, the people, the market positions and the brand equity to position our company to be a successful competitor long term," concluded Mr. McLennan.

DEBT RESTRUCTURING DISCUSSIONS UNDERWAY

The company also reported that its Board of Directors has formally recognized an ad hoc committee representing holders of over 60% of AT&T Canada's outstanding public debt. AT&T Canada's management has begun meeting with representatives of the ad hoc committee toward the company's goal of achieving a consensual restructuring of its public debt. In this spirit, AT&T Canada and the bondholder group are focusing their energies on producing a mutually acceptable

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agreement. Additionally, the company and those bondholders who initiated litigation against it have agreed to suspend the litigation pending progress in the restructuring discussions.

AT&T Canada added that it will present its revised operating plan to its banking syndicate this week. The revised operating plan will form the basis of discussions with the banks about the company's bank credit arrangements.

OUTLOOK ON AT&T CANADA'S FINANCIAL POSITION

The actions taken over the past three months to sharpen the company's operating efficiency and focus on higher margin products and services will have a positive impact on the company's expected fiscal 2002 EBITDA. AT&T Canada is in compliance with all of its financial covenants. The company said it expects to complete the renegotiation of its bank and public debt arrangements by year-end. Should the process take longer, under the current operating plan, and absent an improvement in either the economy or the Canadian telecommunications regulatory environment, the company could be required to renegotiate the EBITDA covenant in its bank credit facility to enable it to continue to comply with that covenant. AT&T Canada noted that it is in a strong liquidity position to operate its business, with over $400 million of cash on hand.

SECOND QUARTER RESULTS

The company is scheduled to announce its second quarter financial results on August 13, 2002.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

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MEDIA:                                            INVESTORS AND ANALYSTS:
Ian Dale                                          Brock Robertson
(416) 345-2227                                    (416) 345-3125
ian.dale@attcanada.com                            brock.robertson@attcanada.com

                                                  Dan Coombes
                                                  (416) 345-2326
                                                  dan.coombes@attcanada.com